UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Huntsman Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

447011107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,817,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,817,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,817,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,174,516
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,174,516
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,174,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,390,834
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,390,834
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,390,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		830,599
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

830,599
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,267,328
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,267,328
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,267,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,267,328
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,267,328
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,267,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,097,927
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,097,927
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,097,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		581,804
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

581,804
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		581,804
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

581,804
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,804
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,679,731
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,679,731
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,679,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD LEADERS ECHO II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		190,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

190,258
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		190,258
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

190,258
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,917,373
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,917,373
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,917,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,917,373
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,917,373
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,917,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,787,656
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,787,656
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,787,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD G FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,727,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,727,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE G GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,727,115
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,727,115
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,727,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,817,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,817,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,817,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,817,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,817,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,817,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,817,818
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,817,818
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,817,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,817,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,817,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,817,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,817,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,817,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,817,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

JAMES L. GALLOGLY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

SANDRA BEACH LIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 447011107

1	NAME OF REPORTING PERSON

SUSAN C. SCHNABEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 447011107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard P Fund LP, a Cayman Islands exempted limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;

(vi)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the managing member of Starboard P GP;

(vii)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(viii)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(ix)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;

(x)	Starboard Leaders Echo II LLC, a Delaware limited liability company (“Starboard Echo II LLC”), with respect to the Shares directly and beneficially owned by it;

(xi)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Echo II LLC;

(xii)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard Value G GP, LLC;

CUSIP No. 447011107

(xiii)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(xiv)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(xv)	Starboard G Fund, L.P., a Delaware limited partnership (“Starboard G LP”), with respect to the Shares directly and beneficially owned by it;

(xvi)	Starboard Value G GP, LLC (“Starboard G GP”), as the general partner of Starboard G LP;

(xvii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(xviii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xix)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xx)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(xxi)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xxii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xxiii)	James L. Gallogly, as a nominee for the Board;

(xxiv)	Sandra Beach Lin, as a nominee for the Board; and

(xxv)	Susan C. Schnabel, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP No. 447011107

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard P GP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard Echo II LLC, Starboard Leaders Fund, Starboard A LP, Starboard A GP, Starboard X Master, Starboard G LP, Starboard G GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. The principal business address of Mr. Gallogly is 4401 North Capital of Texas Highway, Austin, Texas 78746. The principal business address of Ms. Lin is 3754 Melville Circle, Flower Mound, Texas 75022. The principal business address of Ms. Schnabel is 3303 FarView Drive, Austin, Texas 78730.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master and Starboard G LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of Starboard Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard Leaders Fund, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard P GP serves as the general partner of Starboard P LP. Starboard R LP serves as the general partner of Starboard C LP and the managing member of Starboard P GP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard A LP serves as the general partner of Starboard Leaders Fund and as the managing member of Starboard Echo II LLC and Starboard G GP. Starboard A GP serves as the general partner of Starboard A LP. Starboard G GP serves as the general partner of Starboard G LP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Gallogly is a private investor. The principal occupation of Ms. Lin is serving as a professional director. The principal occupation of Ms. Schnabel is serving as the Co-Founder and Co-Managing Partner of aPriori Capital Partners, L.P.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Feld and Gallogly and Mses. Lin and Schnabel are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

CUSIP No. 447011107

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 8,174,516 Shares beneficially owned by Starboard V&O Fund is approximately $213,391,797, excluding brokerage commissions. The aggregate purchase price of the 1,390,834 Shares beneficially owned by Starboard S LLC is approximately $36,447,118, excluding brokerage commissions. The aggregate purchase price of the 830,599 Shares beneficially owned by Starboard C LP is approximately $21,761,822, excluding brokerage commissions. The aggregate purchase price of the 1,267,328 Shares beneficially owned by Starboard P LP is approximately $33,744,231, excluding brokerage commissions. The aggregate purchase price of the 581,804 Shares beneficially owned by Starboard L Master is approximately $15,256,602, excluding brokerage commissions. The aggregate purchase price of the 190,258 Shares beneficially owned by Starboard Echo II LLC is approximately $5,052,407, excluding brokerage commissions. The aggregate purchase price of the 1,787,656 Shares beneficially owned by Starboard X Master is approximately $47,893,106, excluding brokerage commissions. The aggregate purchase price of the 2,727,115 Shares beneficially owned by Starboard G LP is approximately $72,391,285, excluding brokerage commissions. The aggregate purchase price of the 1,867,708 Shares held in the Starboard Value LP Account is approximately $56,906,244, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 12, 2022, Starboard V&O Fund (together with its affiliates, “Starboard”) delivered a letter to the Issuer (the “Nomination Letter”), dated January 11, 2022, nominating a slate of highly qualified director candidates, including James L. Gallogly, Sandra Beach Lin, Susan C. Schnabel and Jeffrey C. Smith, (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, restructuring, strategic transformation and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in the chemical, energy and broader industrial industries, including decades of experience as CEOs, senior executives, chairmen and directors of well-performing chemical and industrial companies.

On January 12, 2022, Starboard delivered a letter to the CEO and Chairman of the Board, Peter R. Huntsman, expressing its belief, among other things, that a truly independent Board is required to increase accountability given the Issuer’s long history of missed expectations and operational underperformance. Starboard further expressed its concerns with the Company’s severe corporate governance deficiencies and recent efforts to disenfranchise stockholders, including the Board’s reactive decision to appoint four (4) new directors without consultation with one of the Company’s largest stockholders despite Starboard’s sincere efforts to engage constructively as well as the Issuer’s seemingly deliberate curtailment of the director nomination window for the Annual Meeting and its refusal to agree to the use of a universal proxy card. For this reason, Starboard explained in the letter that it has nominated four (4) exceptional, experienced and highly-qualified Nominees for election to the Board at the Annual Meeting, including a direct Starboard representative. Starboard believes its Nominees have the experience and track record to put the Issuer on a path to best-in-class operational performance, greater accountability and great stockholder returns. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 447011107

James L. Gallogly is currently involved in philanthropy, ranching and private investing after most recently serving as the President of the University of Oklahoma, from July 2018 to May 2019. Previously, Mr. Gallogly served as the Chief Executive Officer of LyondellBasell Industries N.V. (NYSE: LYB), a global plastic, chemical and refining company, from May 2009 until his retirement in January 2015, also serving as Chairman of the Management Board from May 2010 to January 2015. Prior to that, Mr. Gallogly held several executive roles at ConocoPhillips (NYSE: COP), an energy company, including Executive Vice President of Worldwide Exploration and Production from October 2008 to May 2009, and Executive Vice President of Refining, Marketing and Transportation, from April 2006 to October 2008. From 2000 to 2006, he was President and Chief Executive Officer of Chevron Phillips Chemical Company, LLC, a global plastics and chemical company. Mr. Gallogly began his career with Phillips Petroleum Company in 1980, serving in a variety of legal, financial and operational positions including Vice President of Plastics, Vice President of Olefins and Polyolefins and Senior Vice President of Chemicals and Plastics. Mr. Gallogly served on the board of directors of Continental Resources, Inc. (NYSE: CLR), a petroleum and natural gas exploration and production company, from May 2017 to May 2018, and E. I. du Pont de Nemours and Company (n/k/a DuPont de Nemours, Inc.)(NYSE: DD), a chemicals, agriculture and specialty products company, from February 2015 to August 2017. Mr. Gallogly serves as the Vice Chairman of the University Cancer Foundation Board of Visitors at the University of Texas M.D. Anderson Cancer Center. He previously served on the boards of the American Chemistry Council, the American Plastics Council, the National Petrochemical and Refiners Association, Junior Achievement of Southeast Texas and the American Petroleum Institute. Mr. Gallogly holds a B.A. from the University of Colorado at Colorado Springs and a J.D. from the University of Oklahoma. Mr. Gallogly is a graduate of the Advanced Executive Program at the Kellogg Graduate School of Management at Northwestern University.

Sandra Beach Lin currently serves as a member of the board of directors of each of Trinseo PLC (NYSE: TSE) (f/k/a Trinseo S.A.), a global materials solutions provider and manufacturer of plastics and latex binders with a focus on delivering innovative, sustainable, and value-creating products, since November 2019; Avient Corporation (NYSE: AVNT) (f/k/a PolyOne Corporation), a leading provider of specialized and sustainable material solutions, since May 2013; Interface Biologics Inc. (“Interface”), a privately held, commercial stage developer of innovative material science technologies for Medtech and Pharmaceutical applications, since October 2012; Ripple Therapeutics Inc., a therapeutics and drug delivery company and Interface spin-off, since January 2020; and American Electric Power Company, Inc. (NASDAQ: AEP), one of the largest electric energy companies in the United States, since July 2012. Previously, Ms. Lin served as President and Chief Executive Officer of Calisolar, Inc. (n/k/a Silicor Materials Inc.), a global leader in the production of solar silicon, from August 2010 to December 2011; Executive Vice President, then Corporate Executive Vice President of Celanese Corporation (NYSE: CE), a global hybrid chemical company, from 2007 to 2010; Group Vice President of Avery Dennison Corporation (NYSE: AVY), a global materials science company specializing in the design and manufacture of a wide variety of labeling and functional materials, from 2005 to 2007; President of Alcoa Closure Systems International, a division of Alcoa Incorporated, a global aluminum leader, from 2002 to 2005; and in various executive positions at Honeywell International Inc. (NASDAQ: HON), a diversified manufacturing and technology company, from 1994 to 2001. Ms. Lin previously served on the board of directors of WESCO International, Inc. (NYSE: WCC), a leading provider of business-to-business distribution, logistics services and supply chain solutions, from 2002 to May 2019. Ms. Lin received her MBA in Marketing and Policy and Control from the Stephen M. Ross School of Business at the University of Michigan and her BBA in General Management from the University of Toledo.

Susan C. Schnabel is the Co-Founder and Co-Managing Partner of aPriori Capital Partners L.P. (“aPriori Capital”), an independent leveraged buyout fund advisor created in connection with the spin-off of DLJ Merchant Banking Partners from Credit Suisse in 2014. Prior to forming aPriori Capital, Ms. Schnabel worked at Credit Suisse as a Managing Director in the Asset Management Division and Co-Head of DLJ Merchant Banking, from 1998 to 2014. Prior to that, Ms. Schnabel served as Chief Financial Officer of PetSmart, Inc. (formerly NASDAQ:PETM), a retail chain engaged in the sale of pet animal products and services. Currently, Ms. Schnabel serves as a member of the Board of Directors of Altice USA, Inc., an American cable television provider, since June 2021, and as the Chair of the Audit Committee of Kayne Anderson BDC, Inc., a closed-end, non-diversified management investment company that qualifies as a business development company, since October 2020. She previously served as a member of the Board of Directors of each of Versum Materials, Inc. (formerly NYSE: VSM), a leading electronic materials company, from September 2016 until it was acquired by Merck KGaA, Darmstadt, Germany in October 2019, STR Holdings, Inc. (NYSE: STRI), a provider of encapsulants to the solar industry, from 2007 to 2014, Neiman Marcus, a luxury department store chain, from October 2010 to October 2013, Pinnacle Gas Resources, Inc. (formerly NASDAQ: PINN) (n/k/a Summit Gas Resources, Inc.), an independent energy company, from 2005 to 2011, Rockwood Holdings, Inc. (formerly NYSE: ROC), a performance additives and titanium dioxide business, from 2004 to 2009, and Shoppers Drug Mart Corporation (TSX: SC), a Canadian retail pharmacy chain, from 2001 to 2004. She has also served on a number of other boards, including Visant Corp, Jostens Inc, Arcade Bioplan, Merrill Corp. (n/k/a Datasite), Deffenbaugh Industries, DeCrane Aircraft Holdings, Inc., Enduring Resources, LLC, Laramie Energy LLC, Target Media Partners and Total Safety USA. Ms. Schnabel also serves as a Trustee of Cornell University (Finance Committee and Investment Committee), as a member of each of the California Institute of Technology - Investment Committee, the US Olympic & Paralympic Foundation Board of Directors - Finance Committee, and formerly served on the Board of Directors of the Los Angeles Music Center Foundation - Treasurer and Investment Committee. In addition, Ms. Schnabel recently completed her term on The Harvard Business School Alumni Advisory Board where she served on the Executive Committee. Ms. Schnabel received her B.S. in Chemical Engineering from Cornell University and her MBA from Harvard Business School.

CUSIP No. 447011107

Jeffrey C. Smith is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies. Prior to founding Starboard Value LP in April 2011, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development of The Fresh Juice Company, Inc. (formerly NASDAQ: FRSH). He currently serves as the Chair of the Board of Directors of Papa John’s International, Inc. (NASDAQ: PZZA), the world’s third-largest pizza delivery company, since joining the Board of Directors in February 2019 and as a member of the Board of Directors of Cyxtera Technologies, Inc. (NYSE: CYXT) (“Cyxtera”), a provider of data center colocation, enterprise bare metal, and interconnectivity services from a footprint of sixty-two data centers around the world, since July 2021. Mr. Smith was formerly the Chair of the Board of Directors of Starboard Value Acquisition Corp. (formerly NASDAQ: SVAC), a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, from November 2019 until it merged with Cyxtera in July 2021; Advance Auto Parts, Inc. (NYSE: AAP), one of the largest retailers of automotive replacement parts and accessories in the United States, from May 2016 to May 2020; Darden Restaurants, Inc. (NYSE: DRI), a multi-brand restaurant operator, from October 2014 to April 2016; and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010. In addition, Mr. Smith previously served on the Board of Directors of a number of public companies, including: Perrigo Company plc (NYSE; TASE: PRGO), a leading global healthcare company, from February 2017 to August 2019; Yahoo! Inc. (formerly NASDAQ: YHOO), a web services provider, from April 2016 until its operating business was sold to Verizon Communications Inc. in June 2017; Quantum Corporation (NASDAQ: QMCO) (formerly NYSE: QTM), a global expert in data protection and big data management, from May 2013 to May 2015; Office Depot, Inc. (formerly NYSE: ODP) (n/k/a The ODP Corporation)(NASDAQ: ODP), an office supply company, from August 2013 to September 2014; Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013; Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012; Zoran Corporation (formerly NASDAQ: ZRAN), a provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc in August 2011; Actel Corporation (formerly NASDAQ: ACTL), a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation in October 2010; Kensey Nash Corporation (formerly NASDAQ: KNSY), a medical technology company, from December 2007 to February 2009; S1 Corporation (formerly NASDAQ: SONE), a provider of customer interaction software for financial and payment services, from May 2006 to September 2008; and The Fresh Juice Company, Inc., from 1996 until its sale to the Saratoga Beverage Group, Inc. in 1998. Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics.

CUSIP No. 447011107

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 218,030,754 Shares outstanding, as of October 20, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021.

A.	Starboard V&O Fund

(a)	As of the close of business on January 11, 2022, Starboard V&O Fund beneficially owned 8,174,516 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 8,174,516
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,174,516
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on January 11, 2022, Starboard S LLC beneficially owned 1,390,834 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,390,834
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,390,834
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard S LLC during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

CUSIP No. 447011107

C.	Starboard C LP

(a)	As of the close of business on January 11, 2022, Starboard C LP beneficially owned 830,599 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 830,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 830,599
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard C LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

D.	Starboard P LP

(a)	As of the close of business on January 11, 2022, Starboard P LP beneficially owned 1,267,328 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,267,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,267,328
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P LP has not entered into any transactions in the Shares during the past sixty days.

E.	Starboard P GP

(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 1,267,328 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,267,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,267,328
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 830,599 Shares owned by Starboard C LP and (ii) 1,267,328 Shares owned by Starboard P LP.

CUSIP No. 447011107

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,097,927
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,097,927
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard C LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

G.	Starboard L Master

(a)	As of the close of business on January 11, 2022, Starboard L Master beneficially owned 581,804 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 581,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581,804
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard L Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

H.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 581,804 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 581,804
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581,804
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Starboard L Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

I.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 830,599 Shares owned by Starboard C LP, (ii) 1,267,328 Shares owned by Starboard P LP and (iii) 581,804 Shares owned by Starboard L Master.

CUSIP No. 447011107

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 2,679,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,679,731
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Starboard Echo II LLC

(a)	As of the close of business on January 11, 2022, Starboard Echo II LLC beneficially owned 190,258 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 190,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 190,258
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Echo II LLC has not entered into any transactions in the Shares during the past sixty days.

K.	Starboard Leaders Fund

(a)	Starboard Leaders Fund, as a member of Starboard Echo II LLC, may be deemed the beneficial owner of the 190,258 Shares owned by Starboard Echo II LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 190,258
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 190,258
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days.

L.	Starboard A LP

(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Echo II LLC and Starboard G GP, may be deemed the beneficial owner of the (i) 190,258 Shares owned by Starboard Echo II LLC and (ii) 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.3%

CUSIP No. 447011107

(b)	1. Sole power to vote or direct vote: 2,917,373
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,917,373
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days.

M.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 190,258 Shares owned by Starboard Echo II LLC and (ii) 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 2,917,373
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,917,373
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days.

N.	Starboard X Master

(a)	As of the close of business on January 11, 2022, Starboard X Master beneficially owned 1,787,656 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,787,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,787,656
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard X Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.

O.	Starboard G LP

(a)	As of the close of business on January 11, 2022, Starboard G LP beneficially owned 2,727,115 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 2,727,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,727,115
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 447011107

(c)	Starboard G LP has not entered into any transactions in the Shares during the past sixty days.

P.	Starboard G GP

(a)	Starboard G GP, as the general partner of Starboard G LP, may be deemed the beneficial owners of the 2,727,115 Shares owned by Starboard G LP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 2,727,115
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,727,115
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard G GP has not entered into any transaction in the Shares during the past sixty days.

Q.	Starboard Value LP

(a)	As of the close of business on January 11, 2022, 1,867,708 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

R.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

CUSIP No. 447011107

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

S.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

T.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

CUSIP No. 447011107

(b)	1. Sole power to vote or direct vote: 18,817,818
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,817,818
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

U.	Messrs. Smith and Feld

(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 8,174,516 Shares owned by Starboard V&O Fund, (ii) 1,390,834 Shares owned by Starboard S LLC, (iii) 830,599 Shares owned by Starboard C LP, (iv) 1,267,328 Shares owned by Starboard P LP, (v) 581,804 Shares owned by Starboard L Master, (vi) 190,258 Shares owned by Starboard Echo II LLC, (vii) 1,787,656 Shares owned by Starboard X Master, (viii) 2,727,115 Shares owned by Starboard G LP and (ix) 1,867,708 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,817,818
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,817,818

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

V.	Mr. Gallogly and Mses. Lin and Schnabel

(a)	As of the close of business on January 11, 2022, none of Mr. Gallogly or Mses. Lin or Schnabel owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	None of Mr. Gallogly or Mses. Lin or Schnabel has entered into any transactions in the Shares during the past sixty days.

CUSIP No. 447011107

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 11, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard Echo II LLC, Starboard X Master, Starboard G LP and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees (other than Mr. Smith) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the “Compensation Letter Agreements”) with each of the Nominees (other than Mr. Smith and Ms. Lin), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of such Nominee to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominee’s election as a director of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”), subject to Starboard’s right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (iii) Starboard’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

As previously disclosed, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account entered into forward purchase contracts with Bank of America as the counterparty providing for the purchase of an aggregate of 3,081,449 Shares, 546,525 Shares, 326,981 Shares, 244,072 Shares, 614,065 Shares and 791,582 Shares, respectively (each a “BA Forward Contract”). Each of the BA Forward Contracts had a final valuation date of September 6, 2022, however, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account had the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account exercised the BA Forward Contracts and thereby acquired an aggregate of 3,081,449 Shares, 546,525 Shares, 326,981 Shares, 244,072 Shares, 614,065 Shares and 791,582 Shares, respectively. Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value LP Account is no longer a party to the BA Forward Contracts.

CUSIP No. 447011107

As previously disclosed, Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 1,400,000 Shares (each a “UBS Forward Contract”). Each of the UBS Forward Contracts had a final valuation date of March 15, 2023, however, Starboard V&O Fund had the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard V&O Fund exercised the UBS Forward Contracts and thereby acquired an aggregate of 1,400,000 Shares. Accordingly, Starboard V&O Fund is no longer a party to the UBS Forward Contracts.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the CEO and Chairman of the Board of Directors of the Issuer, dated January 12, 2022.

99.2	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard Leaders Echo II LLC, Starboard Leaders Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard X Master Fund Ltd, Starboard G Fund, L.P., Starboard Value G GP, LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, James L. Gallogly, Sandra Beach Lin and Susan C. Schnabel, dated January 11, 2022.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney.

CUSIP No. 447011107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2022

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Leaders Echo II LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund lp

By: Starboard Value A LP,

its managing member

Starboard Value A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD G FUND, L.P.

By: Starboard Value G GP, LLC,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value G GP, LLC

By: Starboard Value A LP,

its managing member

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld, James L. Gallogy, Sandra Beach Lin and Susan C. Schnabel

CUSIP No. 447011107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Exercise of Forward Contract	1,400,000	26.1985	12/28/2021
Exercise of Forward Contract	3,081,449	26.2088	12/28/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Exercise of Forward Contract	546,525	26.1517	12/28/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Exercise of Forward Contract	326,981	26.1472	12/28/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Exercise of Forward Contract	244,072	26.1850	12/28/2021

STARBOARD X MASTER FUND LTD

Exercise of Forward Contract	614,065	26.2775	12/28/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Exercise of Forward Contract	791,582	36.0738	01/10/2022